Exhibit 99.1

SINOVAC Receives Nasdaq Notification Regarding Late Filing of 2024 Annual Report

BEIJING – Sinovac Biotech Ltd. (NASDAQ: SVA) (“SINOVAC” or the “Company”), a leading provider of biopharmaceutical products in China, today announced that it received a notification letter dated May 16, 2025 (the “Notification Letter”) from Nasdaq Listing Qualifications (“Nasdaq”), stating that the Company was not in compliance with Nasdaq Listing Rule 5250(c)(1) since the Company did not timely file its annual report on Form 20-F for the year ended December 31, 2024 (the “2024 Annual Report”).

Pursuant to the Nasdaq Listing Rules, the Company has 60 calendar days from the date of the Notification Letter, or until July 15, 2025, to submit a plan to regain compliance (the “Compliance Plan”). If Nasdaq accepts the Compliance Plan, it may grant the Company an exception until November 11, 2025, to regain compliance. If Nasdaq does not accept the Compliance Plan, the Company will have the opportunity to appeal that decision to a hearing panel under Nasdaq Listing Rule 5815(a).

As previously disclosed, on April 15, 2025, Grant Thornton Zhitong Certified Public Accountants LLP (“Grant Thornton”) notified the Company that it had resigned as the Company’s independent registered public accounting firm. The Company’s audit committee has commenced and is diligently conducting a process to evaluate and select a new independent registered public accounting firm so that the 2024 Annual Report can be filed as soon as practicable. The Company intends to submit the Compliance Plan within the prescribed 60-day period ending July 15, 2025.

About SINOVAC

Sinovac Biotech Ltd. (SINOVAC) is a China-based biopharmaceutical company that focuses on the R&D, manufacturing, and commercialization of vaccines that protect against human infectious diseases.

SINOVAC’s product portfolio includes vaccines against COVID-19, enterovirus 71 (EV71) infected hand-foot-mouth disease (HFMD), hepatitis A, varicella, influenza, poliomyelitis, pneumococcal disease, etc.

The COVID-19 vaccine, CoronaVac®, has been approved for use in more than 60 countries and regions worldwide. The hepatitis A vaccine, Healive®, passed WHO prequalification requirements in 2017. The EV71 vaccine, Inlive®, is an innovative vaccine under “Category 1 Preventative Biological Products” and commercialized in China in 2016. In 2022, SINOVAC’s Sabin-strain inactivated polio vaccine (sIPV) and varicella vaccine were prequalified by the WHO.

SINOVAC was the first company to be granted approval for its H1N1 influenza vaccine Panflu.1®, which has supplied the Chinese government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine, Panflu®, to the Chinese government stockpiling program.

SINOVAC continually dedicates itself to new vaccine R&D, with more combination vaccine products in its pipeline, and constantly explores global market opportunities. SINOVAC plans to conduct more extensive and in-depth trade and cooperation with additional countries, and business and industry organizations.

For more information, please visit the Company’s website at www.sinovac.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions, including the Company’s statements related to the Compliance Plan, and timing and actions taken to regain compliance with Nasdaq listing rules. Such statements are based upon the Company’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, including without limitation risks, uncertainties and factors related to the timing of engaging independent auditors and completion of the audits of required fiscal periods, completion and filing of the 2024 Annual Report, the Compliance Plan, and actions taken to regain compliance with the Nasdaq listing rules, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Contacts

Sinovac Biotech Ltd.

Helen Yang

Tel: +86-10-8279 9779

Email: ir@sinovac.com